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                                                                   EXHIBIT 99.58


CONTACTS:
        QUICKTURN DESIGN SYSTEMS, INC.      ABERNATHY MACGREGOR FRANK
           Ray Ostby                          Pauline Yoshihashi
           (408) 914-6000                     (213) 630-6550
                                              Matt Sherman
                                              (212) 371-5999

FOR IMMEDIATE RELEASE


             QUICKTURN COMMITTED TO STRATEGIC MERGER WITH CADENCE

SAN JOSE, Calif. December 15, 1998 -- Quickturn Design Systems, Inc. (Nasdaq:
QKTN) today responded to Mentor Graphic's latest maneuver in its desperate attempt to try to acquire Quickturn through a hostile takeover. Quickturn reiterated its commitment to its merger with Cadence Design Systems, Inc. (NYSE:
CDN).

        Keith R. Lobo, president and chief executive officer of Quickturn, said, "We are confident that our strategic merger with Cadence is in the best interest of Quickturn and its stockholders. Our combination with Cadence enables Quickturn stockholders to continue to participate in Quickturn's future growth and to enjoy the added benefits of Cadence's proven business strategy, strong balance sheet and excellent track record in acquiring and integrating companies.

        Mentor's obtaining ownership of Quickturn's patents was the primary motivation for its unsolicited takeover attempt. Now that Quickturn has agreed to a strategic merger with Cadence at a superior value for Quickturn's stockholders, Mentor is making a last ditch effort.

        On December 8, 1998, the Quickturn board of directors unanimously approved a definitive merger agreement with Cadence under which Cadence will acquire Quickturn in a tax-free, stock-for-stock transaction with an aggregate purchase price of $253 million. Upon closing of the merger, each shareholder of Quickturn will receive Cadence common stock with a value of $14 per share. As a result of the merger, Quickturn will become a wholly-owned subsidiary of Cadence.

        Quickturn Design Systems, Inc. is a leading provider of verification hardware and time-to-market engineering (TtME/TM/) services for the design of complex ICs and electronic systems. The company's products are used worldwide by developers of high-performance computing, multimedia, graphics and communications systems. Quickturn is headquartered in San Jose, Calif. For more information, visit the Quickturn Web site at http://www.quickturn.com or send e-mail to info@quickturn.com.

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